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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                       EMMIS COMMUNICATIONS CORPORATION
                       --------------------------------
                               (Name of Issuer)

                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                -----------------------------------------------
                        (Title of Class of Securities)

                                  291525 10 3
                                  -----------
                                (CUSIP Number)

                              Jeffrey H. Smulyan
                     c/o Emmis Communications Corporation
                                One Emmis Plaza
                         40 Monument Circle, Suite 700
                            Indianapolis, IN 46204
                                (317) 266-0100

                                with a copy to:

                             James M. Dubin, Esq.
               c/o Paul, Weiss, Rifkind, Wharton & Garrison LLP
                          1285 Avenue of the Americas
                         New York, New York 10019-6064
                                (212) 373-3000

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  August 4, 2006
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), Rule 13d-1(g), check the following box [_].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liability of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
CUSIP NO.  291525 10 3                                             Page 2 of 5


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1        NAME OF REPORTING PERSON:       Jeffrey H. Smulyan

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

         (a)  [_]
         (b)  [_]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS: OO

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e):              [_]

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6        CITIZENSHIP OR PLACE OR ORGANIZATION:  United States of America

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     NUMBER OF               7     SOLE VOTING POWER:         6,546,789(1)
       SHARES               --------------------------------------------------
    BENEFICIALLY             8     SHARED VOTING POWER:       30,625(2)
      OWNED BY              --------------------------------------------------
        EACH                 9     SOLE DISPOSITIVE POWER:    6,546,789(1)
     REPORTING              --------------------------------------------------
       PERSON                10    SHARED DISPOSITIVE POWER:  30,625(2)
        WITH
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON:  6,577,414 (1),(2)

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:  [X]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         Approximately 17.0%(3)
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14       TYPE OF REPORTING PERSON:  IN

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-------------------
(1) Consists of (i) 3,951 shares of Class A Common Stock held in the 401(k) Plan, (ii) 101,837 shares of Class A Common Stock held by Mr. Smulyan individually, (iii) 4,929,881 shares of Class B Common Stock held by Mr. Smulyan individually, (iv) 11,120 shares of Class A Common Stock held by Mr. Smulyan as trustee for his children, and (v) options to purchase 1,500,000 shares of Class B Common Stock that are exercisable currently or within 60 days of August 4, 2006. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.

(2) Consists of 30,625 shares of Class A Common Stock held by The Smulyan Family Foundation, as to which Mr. Smulyan shares voting and dispositive control.

CUSIP NO.  291525 10 3                                             Page 3 of 5


(3) The denominator is based on (i) 32,346,188 shares of Class A Common Stock outstanding as of August 4, 2006, as obtained from Emmis Communications Corporation, and (ii) 6,429,881 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock beneficially owned by Mr. Smulyan (including upon the exercise of options to purchase shares of Class B Common Stock held by Mr. Smulyan that are exercisable currently or within 60 days of August 4, 2006). Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock. Holders of Class A Common Stock and Class B Common Stock vote as a single class in all matters submitted to a vote of the stockholders, with each share of Class A Common Stock entitled to one vote per share and each share of Class B Common Stock entitled to ten votes per share, except as otherwise provided in the Issuer's articles of incorporation or as otherwise provided by law. The shares deemed to be beneficially owned by Mr. Smulyan represent approximately 66.7% of the combined voting power of the outstanding shares of Class A Common Stock and Class B Common Stock, voting together as a single class.

CUSIP NO.  291525 10 3                                             Page 4 of 5


                        AMENDMENT NO. 2 TO SCHEDULE 13D

         This Amendment No. 2 to Schedule 13D is being filed by Jeffrey H. Smulyan (the "Reporting Person") and relates to the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of Emmis Communications Corporation, an Indiana corporation (the "Issuer"). The Schedule 13D filed on October 3, 1995 by the Reporting Person, as amended and restated by Amendment No. 1 filed by the Reporting Person on May 10, 2006, is hereby amended and supplemented by the Reporting Person as set forth below in this Amendment No. 2.

ITEM 4.           PURPOSE OF TRANSACTION.

         The disclosure in Item 4 is hereby amended by deleting the second to last paragraph thereof and supplemented by adding the following after the last paragraph thereof:

         "On August 4, 2006, Purchaser, an Indiana corporation wholly-owned by the Reporting Person, sent a letter to the Issuer's Board of Directors withdrawing, for the reasons stated therein, the Proposal made by the Purchaser on May 7, 2006. A copy of the letter is attached hereto as Exhibit 5 and is incorporated herein by reference in its entirety.

         On August 4, 2006, the Reporting Person issued a related press release, which is attached hereto as Exhibit 6 and incorporated herein by reference in its entirety.

         The Reporting Person intends to review continuously his investment in the Issuer, the Issuer's business affairs, capital needs and general industry and economic conditions, and, based on such review, the Reporting Person may, from time to time, determine to reinstitute the Proposal (or make a similar proposal) on the same terms or on different terms, otherwise increase his ownership of Common Stock, approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D, except that the Reporting Person currently has no intention of selling any shares of Common Stock."

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order at the end of that section:

    EXHIBIT NO.                  DESCRIPTION                     FILED WITH
    -----------                  -----------                     ----------
         5            Letter, dated August 4, 2006, from        This Statement
                      Purchaser to the Issuer's  Board of
                      Directors.
         6            Press Release, dated August 4, 2006.      This Statement



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                                   SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   August 7, 2006

                                             /s/ Jeffrey H. Smulyan
                                             ------------------------------
                                                 Jeffrey H. Smulyan